April 23, 2004

DREYFUS GNMA FUND, INC.

**Supplement to Prospectus
dated September 1, 2003**

The following information supersedes and replaces the third paragraph contained in the section of the Fund's Prospectus entitled "Management":

Effective April 22, 2004, Gerald Thunelius and Ronald Deonarain assumed primary portfolio management responsibility for the Fund. Mr. Thunelius, who is director of The Dreyfus Taxable Fixed Income Team, joined Dreyfus in 1989. Mr. Deonarain, who is a mortgage securities sector specialist, joined Dreyfus in 1999.

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